# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: LakeShore Biopharma Co., Ltd., CIK 0001946399
CUSIP: G9845F208
Title of class of securities: Ordinary Shares, par value $0.0002 per share
Address of issuer's principal executive offices: Building No. 2, 38 Yongda Road, Daxing Biomedical Industry Park, Daxing, Beijing, China (F4), 102629
Date of event which requires filing of this statement: 10/27/2025
Filed by CIK 0002078050
Persons authorized to receive notices and communications: Huaqin Xue, c/o Kingston Chambers, PO Box 173, Road Town, Tortola, Virgin Islands British (D8), VG1110, 86 133 3571 1066; Oceanpine Capital Inc., c/o Suite 2207-9, 22/F, Tower Two, Lippo Centre, 89 Queensway, Admiralty, Hong Kong (K3), 000000, 86 (10) 6195 9000

## Reporting persons
- Huaqin Xue: type of reporting person: individual (IN); citizenship or place of organization: Hong Kong (K3); member of a group; source of funds: personal funds (PF), other (OO); sole voting power 21,021,332; shared voting power 0; sole dispositive power 21,021,332; shared dispositive power 0; aggregate amount beneficially owned 21,021,332 (51% of the class)
  Comment: Each of row 7, 9 and 11 represents 21,021,332 ordinary shares held by Crystal Investment (as defined below). Each ordinary share is entitled to one vote. Crystal Investment is a wholly owned subsidiary of Crystal Holdings (as defined below). Huaqin Xue is a director of both Crystal Investment and Crystal Holdings and is the sole shareholder of Crystal Holdings. Based on the foregoing, Huaqin Xue may be deemed to be the beneficial owner of the ordinary shares held by Crystal Investment.
  
  Row 13 represents the percentage that is calculated based on 41,212,693 outstanding ordinary shares as of June 30, 2025, as disclosed in the Issuer's Form 20-F, filed on July 31, 2025.
- Crystal Peak Holdings Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); member of a group; source of funds: affiliate funds (AF), other (OO); sole voting power 21,021,332; shared voting power 0; sole dispositive power 21,021,332; shared dispositive power 0; aggregate amount beneficially owned 21,021,332 (51% of the class)
  Comment: Each of row 7, 9 and 11 represents 21,021,332 ordinary shares held by Crystal Investment, which is wholly owned by Crystal Holdings. Each ordinary share is entitled to one vote.
  
  Row 13 represents the percentage that is calculated based on 41,212,693 outstanding ordinary shares as of June 30, 2025, as disclosed in the Issuer's Form 20-F, filed on July 31, 2025.
- Crystal Peak Investment Inc. (CIK 0002078050): type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); member of a group; source of funds: affiliate funds (AF), other (OO); sole voting power 21,021,332; shared voting power 0; sole dispositive power 21,021,332; shared dispositive power 0; aggregate amount beneficially owned 21,021,332 (51% of the class)
  Comment: Each of row 7, 9 and 11 represents 21,021,332 ordinary shares held by Crystal Investment. Each ordinary share is entitled to one vote.
  
  Row 13 represents the percentage that is calculated based on 41,212,693 outstanding ordinary shares as of June 30, 2025, as disclosed in the Issuer's Form 20-F, filed on July 31, 2025.
- Dave Liguang Chenn: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF), other (OO); sole voting power 462,760; shared voting power 0; sole dispositive power 462,760; shared dispositive power 0; aggregate amount beneficially owned 462,760 (1.1% of the class)
  Comment: Each of row 7, 9 and 11 represents (i) 410,560 ordinary shares held by Oceanpine Investment (as defined below), and (ii) 52,200 ordinary shares held by Oceanpine Capital (as defined below). Each ordinary share is entitled to one vote. As Dave Liguang Chenn is the managing partner of both Oceanpine Investment and Oceanpine Capital, he may be deemed to be the beneficial owner of the ordinary shares held by Oceanpine Investment and Oceanpine Capital.
  
  Row 13 represents the percentage that is calculated based on 41,212,693 outstanding ordinary shares as of June 30, 2025, as disclosed in the Issuer's Form 20-F, filed on July 31, 2025.
- Oceanpine Investment Fund II LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); member of a group; source of funds: working capital (WC), other (OO); sole voting power 410,560; shared voting power 0; sole dispositive power 410,560; shared dispositive power 0; aggregate amount beneficially owned 410,560 (1% of the class)
  Comment: Each of row 7, 9 and 11 represents 410,560 ordinary shares held by Oceanpine Investment. Each ordinary share is entitled to one vote.
  
  Row 13 represents the percentage that is calculated based on 41,212,693 outstanding ordinary shares as of June 30, 2025, as disclosed in the Issuer's Form 20-F, filed on July 31, 2025.
- Oceanpine Capital Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); member of a group; source of funds: working capital (WC), other (OO); sole voting power 52,200; shared voting power 0; sole dispositive power 52,200; shared dispositive power 0; aggregate amount beneficially owned 52,200 (0.1% of the class)
  Comment: Each of row 7, 9 and 11 represents 52,200 ordinary shares held by Oceanpine Capital. Each ordinary share is entitled to one vote.
  
  Row 13 represents the percentage that is calculated based on 41,212,693 outstanding ordinary shares as of June 30, 2025, as disclosed in the Issuer's Form 20-F, filed on July 31, 2025.
- Adjuvant Capital Management, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 290,298; sole dispositive power 0; shared dispositive power 290,298; aggregate amount beneficially owned 290,298 (0.7% of the class)
  Comment: Each of row 8, 10 and 11 represents (i) 243,630 ordinary shares held by Adjuvant Fund (as defined below) and (ii) 46,668 ordinary shares held by Adjuvant Fund DE (as defined below). Each ordinary share is entitled to one vote. Adjuvant GP (as defined below) is the sole general partner of Adjuvant Fund and Adjuvant Fund DE. Adjuvant Management (as defined below) is the sole general partner of Adjuvant GP. Therefore, Adjuvant Management may be deemed to be the beneficial owner of the ordinary shares held by Adjuvant Fund and Adjuvant Fund DE.
  
  Row 13 represents the percentage that is calculated based on 41,212,693 outstanding ordinary shares as of June 30, 2025, as disclosed in the Issuer's Form 20-F, filed on July 31, 2025.
- Adjuvant Capital GP, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 290,298; sole dispositive power 0; shared dispositive power 290,298; aggregate amount beneficially owned 290,298 (0.7% of the class)
  Comment: Each of row 8, 10 and 11 represents (i) 243,630 ordinary shares held by Adjuvant Fund and (ii) 46,668 ordinary shares held by Adjuvant Fund DE. Each ordinary share is entitled to one vote. Adjuvant GP is the sole general partner of Adjuvant Fund and Adjuvant Fund DE, and may be deemed to beneficially own the ordinary shares held by Adjuvant Fund and Adjuvant Fund DE.
  
  Row 13 represents the percentage that is calculated based on 41,212,693 outstanding ordinary shares as of June 30, 2025, as disclosed in the Issuer's Form 20-F, filed on July 31, 2025.
- Adjuvant Global Health Technology Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 243,630; sole dispositive power 0; shared dispositive power 243,630; aggregate amount beneficially owned 243,630 (0.59% of the class)
  Comment: Each of row 8, 10 and 11 represents 243,630 ordinary shares held by Adjuvant Fund. Each ordinary share is entitled to one vote.
  
  Row 13 represents the percentage that is calculated based on 41,212,693 outstanding ordinary shares as of June 30, 2025, as disclosed in the Issuer's Form 20-F, filed on July 31, 2025.
- Adjuvant Global Health Technology Fund DE, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 46,668; sole dispositive power 0; shared dispositive power 46,668; aggregate amount beneficially owned 46,668 (0.11% of the class)
  Comment: Each of row 8, 10 and 11 represents 46,668 ordinary shares held by Adjuvant Fund DE. Each ordinary share is entitled to one vote.
  
  Row 13 represents the percentage that is calculated based on 41,212,693 outstanding ordinary shares as of June 30, 2025, as disclosed in the Issuer's Form 20-F, filed on July 31, 2025.
- MSA China Growth Fund II GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); member of a group; source of funds: working capital (WC); sole voting power 112,904; shared voting power 0; sole dispositive power 112,904; shared dispositive power 0; aggregate amount beneficially owned 112,904 (0.27% of the class)
  Comment: Each of row 7, 9 and 11 represents 112,904 ordinary shares held by MSA Growth (as defined below). Each ordinary share is entitled to one vote. MSA China Growth (as defined below) is the general partner of MSA Growth, and may be deemed to beneficially own the ordinary shares held by MSA Growth.
  
  Row 13 represents the percentage that is calculated based on 41,212,693 outstanding ordinary shares as of June 30, 2025, as disclosed in the Issuer's Form 20-F, filed on July 31, 2025.
- MSA Growth Fund II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); member of a group; source of funds: working capital (WC); sole voting power 112,904; shared voting power 0; sole dispositive power 112,904; shared dispositive power 0; aggregate amount beneficially owned 112,904 (0.27% of the class)
  Comment: Each of row 7, 9 and 11 represents 112,904 ordinary shares held by MSA Growth. Each ordinary share is entitled to one vote.
  
  Row 13 represents the percentage that is calculated based on 41,212,693 outstanding ordinary shares as of June 30, 2025, as disclosed in the Issuer's Form 20-F, filed on July 31, 2025.
- Superstring Capital Management LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 30,792; shared voting power 0; sole dispositive power 30,792; shared dispositive power 0; aggregate amount beneficially owned 30,792 (0.07% of the class)
  Comment: Each of row 7, 9 and 11 represents 30,792 ordinary shares held by Superstring Capital (as defined below). Each ordinary share is entitled to one vote. Superstring Management (as defined below) serves as the investment manager of Superstring Capital, and may be deemed to beneficially own the ordinary shares held by Superstring Capital.
  
  Row 13 represents the percentage that is calculated based on 41,212,693 outstanding ordinary shares as of June 30, 2025, as disclosed in the Issuer's Form 20-F, filed on July 31, 2025.
- Superstring Capital Master Fund LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); member of a group; source of funds: working capital (WC); sole voting power 30,792; shared voting power 0; sole dispositive power 30,792; shared dispositive power 0; aggregate amount beneficially owned 30,792 (0.07% of the class)
  Comment: Each of row 7, 9 and 11 represents 30,792 ordinary shares held by Superstring Capital. Each ordinary share is entitled to one vote.
  
  Row 13 represents the percentage that is calculated based on 41,212,693 outstanding ordinary shares as of June 30, 2025, as disclosed in the Issuer's Form 20-F, filed on July 31, 2025.
- Epiphron Capital (Hong Kong) Limited: type of reporting person: other (OO); citizenship or place of organization: Hong Kong (K3); member of a group; source of funds: personal funds (PF), other (OO); sole voting power 70,083; shared voting power 0; sole dispositive power 70,083; shared dispositive power 0; aggregate amount beneficially owned 70,083 (0.17% of the class)
  Comment: Each of row 7, 9 and 11 represents 70,083 ordinary shares held by Epiphron Capital (as defined below). Each ordinary share is entitled to one vote.
  
  Row 13 represents the percentage that is calculated based on 41,212,693 outstanding ordinary shares as of June 30, 2025, as disclosed in the Issuer's Form 20-F, filed on July 31, 2025.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, par value $0.0002 per share
Name of issuer: LakeShore Biopharma Co., Ltd.
Address of issuer's principal executive offices: Building No. 2, 38 Yongda Road, Daxing Biomedical Industry Park, Daxing, Beijing, China (F4), 102629
Comment:
This statement on Schedule 13D constitutes Amendment No. 2 to the initial Schedule 13D (the "Original Schedule 13D") on behalf of each of Huaqin Xue, Crystal Holdings and Crystal Investment filed as of July 22, 2025, as amended by the Amendment No. 1 to the Original Schedule 13D dated August 27, 2025 (together with the Original Schedule 13D, the "Original Filings"), Amendment No. 1 to the initial Schedule 13D on behalf of each of Dave Liguang Chenn, Oceanpine Investment and Oceanpine Capital filed as of August 27, 2025, and an initial Schedule 13D on behalf of Adjuvant Management, Adjuvant GP, Adjuvant Fund, Adjuvant Fund DE, MSA China Growth, MSA Growth, Superstring Management, Superstring Capital, and Epiphron Capital (each as defined below) with respect to the ordinary shares, par value $0.0002 per share (the "Ordinary Shares") of the Issuer.

Except as amended and supplemented herein, the Original Filings are unmodified and remain in full force and effect as to the applicable reporting persons thereof.

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is being filed jointly by the following Reporting Persons (as defined below) pursuant to Rule 13d-1(k) promulgated by the SEC under Section 13 of the Act. The Reporting Persons may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act with respect to the transaction described in Item 4 of this Schedule 13D.

The agreement between the Reporting Persons relating to the joint filing is attached hereto as Exhibit
99.2. Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Person, except as otherwise provided in Rule 13d-1(k).

(i) Huaqin Xue;

(ii) Crystal Peak Investment Inc. ("Crystal Investment");

(iii) Crystal Peak Holdings Inc. ("Crystal Holdings")

(iv) Dave Liguang Chenn;

(v) Oceanpine Investment Fund II LP ("Oceanpine Investment");

(vi) Oceanpine Capital Inc. ("Oceanpine Capital", together with Oceanpine Investment, collectively, "Oceanpine");

(vii) Adjuvant Capital Management, L.L.C. ("Adjuvant Management");

(viii) Adjuvant Capital GP, L.P. ("Adjuvant GP");

(ix) Adjuvant Global Health Technology Fund, L.P. ("Adjuvant Fund");

(x) Adjuvant Global Health Technology Fund DE, L.P. ("Adjuvant Fund DE");

(xi) MSA Growth Fund II, L.P. ("MSA Growth");

(xii) MSA China Growth Fund II GP, LLC ("MSA China Growth");

(xiii) Superstring Capital Management LP ("Superstring Management").

(xiv) Superstring Capital Master Fund LP ("Superstring Capital"); and

(xv) Epiphron Capital (Hong Kong) Limited ("Epiphron Capital").

The general partner of Oceanpine Investment is Oceanpine Growth (Cayman) Limited ("Oceanpine Growth").

The general partner of Adjuvant Fund and Adjuvant Fund DE is Adjuvant GP, and the general partner of Adjuvant GP is Adjuvant Management. Each of Adjuvant GP and Adjuvant Management is a Reporting Person hereto. Adjuvant Management is controlled by Glenn Rockman.

The general partner of MSA Growth is MSA China Growth, which is a Reporting Person hereto. MSA China Growth is controlled by MSA Management Holding Co., Ltd. ("MSA Management").

The general partner of Superstring Capital is Superstring Capital Fund GP LLC. ("Superstring GP"). Superstring GP is controlled by Ting Guo.

Epiphron Capital is controlled by Timothy Mark Fletcher Ferdinand and Sherry Xiaoyu Liu.

The name of each of the directors and executive officers of the Reporting Persons, Oceanpine Growth, MSA Management and Superstring GP as of the date hereof, if any and not disclosed herein, is set forth in Exhibit 99.1 hereto and are incorporated herein by reference.
Residence or business address:
(i) The business address of Huaqin Xue is c/o 3877 El Camino Real, Ste 201, Palo Alto CA 94306.

(ii) Crystal Investment is a limited liability company incorporated under the laws of the British Virgin Islands. The business address of Crystal Investment is c/o Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands.

(iii) Crystal Holdings is incorporated under the laws of the British Virgin Islands. The business address of Crystal Holdings is c/o Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands.

(iv) The business address of Dave Liguang Chenn is c/o Suite 2207-9, 22/F, Tower Two, Lippo Centre, 89 Queensway, Admiralty, Hong Kong.

(v) Oceanpine Investment is an exempted limited partnership incorporated under the laws of the Cayman Islands. The business address of Oceanpine Investment and Oceanpine Growth is c/o Suite 2207-9, 22/F, Tower Two, Lippo Centre, 89 Queensway, Admiralty, Hong Kong.

(vi) Oceanpine Capital is a limited company incorporated under the laws of British Virgin Islands. The business address of Oceanpine Capital is c/o Suite 2207-9, 22/F, Tower Two, Lippo Centre, 89 Queensway, Admiralty, Hong Kong.

(vii) Adjuvant Management is a limited liability company organized under the laws of Delaware. The business address of Adjuvant Management is c/o 500 Fifth Avenue, Suite 4000, New York, NY 10110.

(viii) Adjuvant GP is an exempted limited partnership organized under the laws of Delaware. The business address of Adjuvant GP is c/o 500 Fifth Avenue, Suite 4000, New York, NY 10110.

(ix) Adjuvant Fund is an exempted limited partnership organized under the laws of Cayman Islands. The business address of Adjuvant Fund is c/o 500 Fifth Avenue, Suite 4000, New York, NY 10110.

(x) Adjuvant Fund DE is an exempted limited partnership organized under the laws of Delaware. The business address of Adjuvant Fund DE is c/o 500 Fifth Avenue, Suite 4000, New York, NY 10110.

(xi) MSA Growth is an exempted limited partnership incorporated under the laws of Cayman Islands. The business address of MSA Growth is c/o 89 Nexus Way, Camana Bay, Grand Cayman KY1-9009, Cayman Islands.

(xii) MSA China Growth is a limited liability company incorporated under the laws of Cayman Islands. The business address of MSA China Growth is c/o 89 Nexus Way, Camana Bay, Grand Cayman KY1-9009, Cayman Islands.

(xiii) Superstring Management is a limited partnership incorporated under the laws of Delaware. The business address of Superstring Management is c/o 150 East 52nd Street, Suite 5004, New York, NY 10022, USA.

(xiv) Superstring Capital is an exempted limited partnership incorporated under the laws of Cayman Islands. The business address of Superstring Capital is c/o 150 East 52nd Street, Suite 5004, New York, NY 10022, USA.

(xv) Epiphron Capital is a private company limited by shares incorporated under the laws of Hong Kong. The business address of Epiphron Capital is RM 15, 14/F, Block B, Win Sun Factory building, Tuen Mun, N.T., Hong Kong

Oceanpine Growth is a limited liability company incorporated under the laws of Cayman Islands. The business address of Oceanpine Growth is c/o Suite 2207-9, 22/F, Tower Two, Lippo Centre, 89 Queensway, Admiralty, Hong Kong.

The business address of Glenn Rockman is c/o 500 Fifth Avenue, Suite 4000, New York, NY 10110.

MSA Management is a limited liability company incorporated under the laws of Cayman Islands. The business address of MSA Management is c/o 89 Nexus Way, Camana Bay, Grand Cayman KY1-9009, Cayman Islands.

Superstring GP is a limited liability company incorporated under the laws of Delaware. The business address of Superstring GP is c/o 150 East 52nd Street, Suite 5004, New York, NY 10022, USA. The business address of Ting Guo is c/o 150 East 52nd Street, Suite 5004, New York, NY 10022, USA.

The business address of Timothy Mark Fletcher Ferdinand is c/o Yeoman House, Hop Meadow, East Bergholt, Suffolk, CO7 6QR, UK.

The business of Sherry Xiaoyu Liu is c/o RM 1813-14, F18, Henderson Center Office Tower 1, No. 18 Jian Guo Men Nei Ave., Dongcheng District, Beijing, People's Republic of China.

The business address of each of the directors and executive officers of each of the Reporting Persons, Oceanpine Growth, MSA Management and Superstring GP as of the date hereof, if any and not disclosed herein, is set forth in Exhibit 99.1 hereto and are incorporated herein by reference.
Present principal occupation or employment:
(i) Huaqin Xue is the director of Crystal Holdings and Crystal Investment.

(ii) The principal business of Crystal Investment is making, holding and disposing of investments.

(iii) Crystal Holdings is principally a holding company for Crystal Investment and other investments of Huaqin Xue.

(iv) Dave Liguang Chenn is the founder, chief executive officer and managing partner of Oceanpine Capital.

(v) The principal business of Oceanpine Investment is private equity investments.

(vi) Oceanpine Capital is principally engaged in investment in high-tech and healthcare enterprises.

(vii) The principal business of Adjuvant Management is investment management.

(viii) The principal business of Adjuvant GP is investment management.

(ix) Adjuvant Fund operates as a pooled investment vehicle.

(x) Adjuvant Fund DE operates as a pooled investment vehicle.

(xi) MSA Growth operates as a private equity fund and is principally engaged in investment supporting innovative and disruptive companies in biotechnology, enterprise-facing core technology, and consumer sectors.

(xii) MSA China Growth operates as the general partner of MSA Growth and is principally engaged in investment supporting innovative and disruptive companies in biotechnology, enterprise-facing core technology, and consumer sectors.

(xiii) Superstring Management acts as the investment manager and general partner of Superstring Capital.

(xiv) Superstring Capital is principally engaged in investment in public and private biopharma companies globally.

(xv) Epiphron Capital is principally engaged in business consulting and investment.

The principal business of Oceanpine Growth is assets management on behalf of institutional investors, family offices, and high net-worth individuals.

Glenn Rockman is the general partner of Adjuvant Capital Management, L.L.C. and is the managing partner of Adjuvant Capital, L.P., which is a limited partnership organized under the laws of Delaware and whose principal business is investment management and whose business address is c/o 500 Fifth Avenue, Suite 4000, New York, NY 10110.

MSA Managements acts as a holding company and is principally engaged in investment supporting innovative and disruptive companies in biotechnology, enterprise-facing core technology, and consumer sectors.

Superstring GP is the general partner of Superstring Capital and its principal business is investment focused on biotechnology and healthcare investments globally. Ting Guo is the managing partner of Superstring Management.

Timothy Mark Fletcher Ferdinand is the director of Epiphron Capital. Sherry Xiaoyu Liu is the director of Epiphron Capital.

The present principal occupation or employment of each of the directors and executive officers of the Reporting Persons, Oceanpine Growth, MSA Management and Superstring GP as of the date hereof, if any and not disclosed herein, is set forth in Exhibit 99.1 hereto and are incorporated herein by reference.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons and to the best knowledge of the Reporting Persons, none of Oceanpine Growth, Glenn Rockman, MSA Management, Superstring GP and the directors and executive officers of the Reporting Persons, Oceanpine Growth, MSA Management and Superstring GP identified in Exhibit 99.1 hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons and to the best knowledge of the Reporting Persons, none of Oceanpine Growth, Glenn Rockman, MSA Management, Superstring GP and the directors and executive officers of the Reporting Persons, Oceanpine Growth, MSA Management and Superstring GP identified in Exhibit 99.1 hereto has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
Huaqin Xue is a citizen of Hong Kong.

Dave Liguang Chenn is a citizen of the United States.

Glenn Rockman is a citizen of the United States.

Ting Guo is a citizen of the People's Republic of China.

Timothy Mark Fletcher Ferdinand is a citizen of the United Kingdom.

Sherry Xiaoyu Liu is a citizen of the United States.

The citizenship of each of the directors and executive officers of the Reporting Persons, Oceanpine Growth, MSA Management and Superstring GP as of the date hereof, if any and not disclosed herein, is set forth in Exhibit 99.1 hereto and are incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Original Schedule13D is hereby amended and supplemented by adding the following:

On October 5, 2025, Adjuvant Fund and Adjuvant Fund DE entered into a deed of adherence to the Consortium Agreement to join the consortium as additional rollover shareholders and intend to finance the Proposed Transaction with additional equity capital in the form of rollover equity in the Issuer.

On October 27, 2025, each of Superstring Capital, MSA Growth and Epiphron Capital entered into a deed of adherence to the Consortium Agreement to join the consortium as additional rollover shareholders and intend to finance the Proposed Transaction with additional equity capital in the form of rollover equity in the Issuer.

After the entry into the deeds of adherence, the "Consortium Members" in this Schedule 13D consist of Oceanpine Investment, Oceanpine Capital, Crystal Peak, Adjuvant Fund, Adjuvant Fund DE, MSA Growth, Superstring Capital and Epiphron Capital.

Item 4 of the Schedule 13D contains the following sentence:

"References to the Proposal, the Consortium Agreement and the Revised Proposal in this Schedule 13D are qualified in their entirety by reference to the Proposal, the Consortium Agreement and the Revised Proposal, which are attached hereto as Exhibit B, Exhibit C and Exhibit D respectively, and incorporated herein by reference in its entirety."

The above sentence is hereby amended and replaced in its entirety as follows:

"References to the Proposal, the Consortium Agreement, the Revised Proposal and the deeds of adherence in this Schedule 13D are qualified in their entirety by reference to the Proposal, the Consortium Agreement, the Revised Proposal and the deeds of adherence, which are attached hereto as Exhibit 99.3, Exhibit 99.4, Exhibit 99.5, Exhibit 99.6, Exhibit 99.7, Exhibit99.8 and Exhibit 99.9 respectively, and incorporated herein by reference in its entirety."

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The responses of each Reporting Person to Rows (7) through (13) of the cover pages are hereby incorporated by reference in this Item 5. The percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is based on 41,212,693 Ordinary Shares outstanding as of June 30, 2025 as disclosed in the Issuer's Form 20-F, filed on July 31, 2025.

Except as otherwise stated herein, each Reporting Person expressly disclaims any beneficial ownership of the Ordinary Shares held by each other Reporting Person.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a) above.
Transactions in the class effected during the past sixty days: Except as disclosed in this Schedule 13D, none of the Reporting Persons has effected any transaction in the Ordinary Shares during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Except as disclosed in this Schedule 13D, to the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares beneficially owned by any of the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Original Schedule13D is hereby amended and restated in its entirety as follows:

The descriptions of the principal terms of the Proposal, the Consortium Agreement, the Revised Proposal and the Deed of Adherence under Item 4 are incorporated herein by reference in their entirety.

To the best knowledge of the Reporting Persons, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 Executive Officers and Directors.

99.2 Joint Filing Agreement dated October 29, 2025 by and among the Reporting Persons.

99.3 Proposal dated August 18, 2025 from Oceanpine to the board of directors of the Issuer.

99.4 Consortium Agreement dated August 26, 2025 by and among Oceanpine Investment, Oceanpine Capital, and Crystal Investment.

99.5 Revised Proposal dated August 26, 2025 from Oceanpine and Crystal Investment to the board of directors of the Issuer.

99.6 Deed of Adherence by Adjuvant Fund and Adjuvant Fund DE dated October 5, 2025.

99.7 Deed of Adherence by Superstring Capital dated October 27, 2025.

99.8 Deed of Adherence by MSA Growth dated October 27, 2025.

99.9 Deed of Adherence by Epiphron Capital dated October 27, 2025.

## Signatures
- Huaqin Xue: /s/ Huaqin Xue, Huaqin Xue (10/29/2025)
- Crystal Peak Holdings Inc.: /s/ Huaqin Xue, Huaqin Xue/Director (10/29/2025)
- Crystal Peak Investment Inc.: /s/ Huaqin Xue, Huaqin Xue/Director (10/29/2025)
- Dave Liguang Chenn: /s/ Dave Liguang Chenn, Dave Liguang Chenn (10/29/2025)
- Oceanpine Investment Fund II LP: /s/ Dave Liguang Chenn, Dave Liguang Chenn/Director (10/29/2025)
- Oceanpine Capital Inc.: /s/ Jiayu Yang, Jiayu Yang/Director (10/29/2025)
- Adjuvant Capital Management, L.L.C.: /s/ Kabeer Aziz, Kabeer Aziz/Vice President & Secretary (10/29/2025)
- Adjuvant Capital GP, L.P.: /s/ Kabeer Aziz, Kabeer Aziz/Vice President & Secretary (10/29/2025)
- Adjuvant Global Health Technology Fund, L.P.: /s/ Kabeer Aziz, Kabeer Aziz/Vice President & Secretary (10/29/2025)
- Adjuvant Global Health Technology Fund DE, L.P.: /s/ Kabeer Aziz, Kabeer Aziz/Vice President & Secretary (10/29/2025)
- MSA China Growth Fund II GP, LLC: /s/ Yu (Jenny) Zeng, Yu (Jenny) Zeng/Manager (10/29/2025)
- MSA Growth Fund II, L.P.: /s/ Yu (Jenny) Zeng, Yu (Jenny) Zeng/Managing Partner (10/29/2025)
- Superstring Capital Management LP: /s/ Ting Guo, Ting Guo/Managing Partner (10/29/2025)
- Superstring Capital Master Fund LP: /s/ Ting Guo, Ting Guo/General Partner (10/29/2025)
- Epiphron Capital (Hong Kong) Limited: /s/ Sherry Xiaoyu Liu, Sherry Xiaoyu Liu/Director (10/29/2025)